Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 15, 2008
Item 3	News Release The news release dated May 15, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported on its principal project updates and financial highlights from the company’s first quarter of 2008.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 15, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 15th day of May, 2008

May 15, 2008	News Release 08-10

SILVER STANDARD REPORTS FIRST QUARTER 2008 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. reports the following principal project updates and financial highlights from the company’s first quarter of 2008. [All figures are in Canadian dollars unless otherwise noted.]

Pirquitas Mine Construction and Reserve Update

On May 14, the company reported that proven and probable silver reserves at Pirquitas have increased by 43% to 195.1 million ounces.  In addition, tin reserves have increased by 41% to 159.2 million lbs and zinc reserves by 32% to 548.5 million lbs.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update.

The reserve increase is indicative of the geologic potential of the Pirquitas system, and does not incorporate any deepening of the initial pit. The deposit remains open at depth. The almost 50% increase in mine life not only adds robustness to the project, but enables a greater window of opportunity for further exploration activities.

At Pirquitas, the construction team is advancing on schedule, with site civil works and foundations nearly complete, equipment delivery on schedule and structural steel being erected.  In addition, the operations team has completed the bulk earthworks, open pit ramps and pit/waste dump access and is currently focused on haul road construction. The Pirquitas Project is on schedule with plant commissioning to commence in the fourth quarter of this year.

Financial Highlights

▪ For the three months ended March 31, 2008, property expenditures totalled $32.8 million including $23.1 million for construction and mining equipment and $1.8 million for exploration at the Pirquitas property in Argentina; $3.7 million for exploration at Pitarrilla in Mexico; $1.3 million for exploration at the Diablillos property in Argentina; and $1.3 million for exploration at the San Luis property in Peru.

▪ A US$138 million convertible debt financing was completed in the first quarter and resulted in net proceeds of $129.8 million after fees, commissions and costs.

▪ The company sold its 1.95 million ounces of silver bullion for a $23.5 million gain.

▪ Working capital increased significantly from $117.3 million at December 31, 2007 to $244.1 million at March 31, 2008. Cash and cash equivalents increased from $80.6 million to $229.1 million in the same period.

Financial Results

The company reports first quarter earnings of $2.2 million ($0.03 per share) for the three months ended March 31, 2008 compared with a net loss of $1.6 million ($0.03 per share) for the first quarter of 2007. The improvement of 2008 earnings over 2007 related to the gain on the sale of the company’s silver bullion offset by costs of the convertible debt financing and the additional writedown of the company’s  investment in Canadian asset-backed commercial paper (“ABCP”).

As noted above, working capital increased by $127 million primarily as a consequence of the convertible debt financing and the sale of the silver bullion.

The $32 billion Canadian ABCP market has been frozen since August 2007 due to liquidity problems.  At March 31, 2008, the company held $57.1 million which has been written down to $26.7 million.  This represents the estimated fair value in the report by J.P. Morgan, financial advisor to the Pan Canadian Investors Committee. Silver Standard is reviewing all options, including legal remedies, to maximize the value of its ABCP.

Subsequent to the end of the quarter, a restructuring plan was approved by the holders of ABCP on April 25, 2008, which remains subject to court approval.  Under the restructuring plan, noteholders such as Silver Standard anticipate receiving longer term notes from among three master asset vehicles in exchange for their ABCP.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”)
of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2008 and December 31, 2007.

	Three Months Ended March 31
	2008	2007
Earnings (Loss)	2,156	(1,565)
Earnings (Loss) per share - basic	0.03	(0.03)
Earnings (Loss) per share - diluted	0.03	(0.03)
Cash generated by (used in) operating activities	2,684	2,508
Cash generated by financing activities	134,945	3,899
Cash (used) in mineral property costs, property, plant and equipment	(28,485)	(17,426)

Financial Position	March 31, 2008	December 31, 2007
Cash and cash equivalents	229,054	80,629
Silver bullion	Nil	15,787
Marketable securities	30,038	33,209
Current assets – total	263,488	132,981
Other investments - ABCP	26,700	45,102
Current assets and ABCP - total	290,188	178,083
Current liabilities - total	19,357	15,713
Working capital	244,131	117,268
Total assets	646,574	498,844

Principal Project Updates

Mina Pirquitas, Jujuy, Argentina Construction is progressing well and on schedule. Site preparation earthworks are complete and the process facility foundations are nearing completion. Structural steel erection is also progressing well and equipment deliveries are on schedule. As of March 31, 2008, the company had expended US $76 million in construction costs of the total estimated US$220 million.

Two of the three gas-fired power generators have passed their full load tests and are being shipped to site. The third will undergo testing next week. The back-up diesel generators are being transported to site. The mine operations team is now concentrating on finalizing the haul road and pit and waste dump infrastructure.  Installation of the gas pipeline is complete and work is now focused on the valves and transfer station.

The Pirquitas Project is on target to commence commissioning during the fourth quarter of 2008 and concentrate shipping is expected to commence in the first quarter of 2009.

San Luis, Ancash, Peru  An initial resource estimate for the Ayelén Vein was reported during the fourth quarter with measured and indicated resources totalling 265,000 ounces of gold and 7.1 million ounces of silver at a grade of 12.24 grams of gold per tonne and 328.9 grams of silver per tonne.  The company’s joint venture partner, Esperanza Silver Corporation, has raised concerns that the resource estimate may understate the project resource.  To address this matter, the joint venture will have a new resource estimate prepared, which will incorporate all available data, including additional drill results not included in the previous resource estimate.

Surface exploration including approximately 5,000 meters of diamond drilling will be carried out at a number of targets on this large property package (approximately 96 sq. miles). The targets include the BP Zone where brecciated volcanic rocks hosting copper-zinc-lead sulphide mineralization have been sampled over a broad area. Vein systems where channel sampling has shown structures enriched in gold and silver will also be tested.  In addition, exploration tunneling on the Ayelén Vein is scheduled to begin in the third quarter of this year.

Silver Standard presently holds a 55% interest in the San Luis project and has elected to increase its interest to 70% by completing a feasibility study.  Silver Standard has the right to increase its interest in the San Luis project to 80% by placing the project in production.

Pitarrilla, Durango, Mexico  Measured resources now total 105.5 million ounces of silver, indicated resources total 277.7 million ounces and inferred resources total 193.2 million ounces, placing Pitarrilla among the largest silver discoveries in the last decade.  Infill and exploration drilling of the Breccia Ridge Zone is ongoing and work on a 2.5 kilometer-long decline to provide underground drilling stations for the high grade silver and base metal mineralization of the Breccia Ridge Zone is continuing.  The portal and more than 500 meters of ramp excavation have been completed to date.

An engineering scoping study will focus on the economics of developing the underground sulphide-associated, base metal and silver mineralization beneath Breccia Ridge ahead of the lower grade near surface mineralization.  Pitarrilla is 100%-owned by Silver Standard.

Diablillos, Salta, Argentina  The company has completed a 12,900 meter program of diamond drilling at its wholly-owned Diablillos silver-gold project to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  An updated resource estimate is anticipated mid-year.  This will be followed by a pre-feasibility engineering study to estimate the economics of placing the Diablillos project into production.

Snowfield, British Columbia, Canada   During the first quarter, Silver Standard reported a significant increase in gold resources which are now comprised of measured and indicated resources totalling 3.1 million ounces (an increase of 724,300 ounces from the initial Snowfield resource announced in 2006) and inferred resources of 466,200 ounces.

The company is planning a major drill program this summer, primarily to focus on the recently identified Mitchell East Zone where hole MZ-1 intersected 259 meters of 0.71 grams of gold per tonne (850 feet of 0.02 ounces of gold per ton) and 0.14% copper. The hole ended in mineralization with the bottom 31 meters grading 1.38 grams of gold per tonne (102 feet of 0.04 ounces of gold per ton) and 0.31% copper.

MZ-1 was collared approximately 550 meters east of Seabridge Gold’s Mitchell Deposit and has been interpreted as a potential continuation of that zone. The objective of the diamond drilling program is outline the potential continuation of the Mitchell deposit, which contains indicated resources of 16 million ounces of gold and inferred resources of 13 million ounces of gold mineralization.

Management Discussion & Analysis and Conference Call

For the full First Quarter 2008 report, including Management Discussion & Analysis, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call with management to review First Quarter 2008 financial results and project activities is scheduled on Thursday, May 15, 2008 at 11:00 a.m. EDT.

Toll-free in North America:                                                                1-866-215-8862
Toronto local and overseas:                                                                1-416-915-9618

This call will also be web-cast and can be accessed at the following web location:
 http://events.snwebcastcenter.com/silverstandard/20080515/
The call will be archived and available at www.silverstandard.com after May 15, 2008.

Audio replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 928617; local and overseas callers may telephone 1-416-915-1035, passcode 928617. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.